Exhibit 1.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 8, 2014, and reviewed and approved by the Audit Committee of the Board of Directors (the “Board”) of Sonde Resources Corp. ("Sonde" or the "Company"). This MD&A is a review of the operational results of the Company.

Effective January 1, 2011 the Company adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2013 and 2012 and the unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2014 and 2013.

Non-IFRS Measures - This MD&A contains references to funds from (used for) operations, funds from (used for) operations per share and operating netback, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers.

Management of the Company believes funds from (used for) operations, funds from (used for) operations per share and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt. Funds from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance.

In the operating netback and funds used for operations section of this MD&A, reconciliation has been prepared of funds used for operations and operating netback to cash used in operating activities, the most comparable measure calculated in accordance with IFRS.

Forward-Looking Statements - This MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	the revitalized marketing campaign for the Joint Oil Block;

•
the exploration and development of the North Africa assets, including any potential farm-outs, strategic investments, the sale of an interest in the Joint Oil Block and other means of financing the assets;

•	the results of seismic program covering the Hadaf prospect;

•	the ability to locate and secure an offshore drilling rig for the Fisal-1 well and future drilling obligations in North Africa;

•	the completion and results of the inert and acid gas initiative;

•	the approval of the proposed unitization of the Zarat field and the revised Zarat field unit plan of development;

•	the availability of strategic alternatives with respect to the Western Canada assets in West Central and Northern Alberta;

•	the future capital expenditures for the acquisition, exploration, development and production of oil and natural gas;

•	business strategy, plans, priorities and planned exploration and development activities;

•	the preparation of the financial statements on a going concern basis;

•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and

•	the Company's tax pools.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•	risks and uncertainties involving geology of oil and gas deposits;

•	uncertainty related to future production, marketing and transportation;

•	availability of experienced service industry personnel and equipment;

•	availability of qualified personnel and the ability to attract or retain key employees or members of management;

•	the uncertainty of reserves or resources estimates, reserves or resources life and underlying reservoir risk;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	delays due to adverse weather conditions;

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•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	the outcome and effects of any future acquisitions and dispositions;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing and changes in capital markets;

•	risks related to conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•	risks associated with competition from other producers;

•	changes in general economic and business conditions;

•	the possibility that government policies or laws may change or government approvals may be delayed or withheld;

•	the impact on the Company’s financing abilities relating to its North African obligations;

•	uncertainty as to additional sources of funding on terms acceptable to the Company or at all;

•	exhausting the Company's working capital prior to the execution of new financings, farmouts or property dispositions;

•	the negotiation of the proposed unitization and plan of development of the Zarat field; and

•	general economic, market and business conditions.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law. Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended.

These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Boe Presentation - Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil (6:1).  This conversion ratio of 6:1 is based on an energy equivalency conversion method primary applicable at the burner tip and does not represent a value equivalency at the wellhead.

Such disclosure of boe may be misleading, particularly if used in isolation.   Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”) or million cubic feet (“mmcf”). Oil and natural gas liquids are expressed in barrels (“bbls”) or thousands of barrels (“mbbls”).

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Business overview

Sonde is a Calgary, Alberta, Canada based energy company engaged in the exploration for and development of oil and natural gas resources. The Company’s operations are located offshore North Africa and in Western Canada.

North Africa

On August 27, 2008, the Company entered into an Exploration and Production Sharing Agreement (“EPSA”) with a Tunisian company, Joint Oil, covering the Joint Oil Block. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator.

The Company is currently in the process of analyzing and evaluating prospects and options available to the Company with respect to the exploration and development of its North Africa assets, including potential farm-outs, strategic investments, the sale of an interest in the Joint Oil Block and other means of financing.

There is a great deal of uncertainty regarding the future development of the Joint Oil Block. The key items that contribute to this development uncertainty are:

•
Drilling Rig Availability - Sonde has been working through a rig consortium, composed of various operators in Tunisia under the auspices of ETAP, the Tunisian National Oil Company, to secure a slot in a rig program for drilling the Fisal-1 well by the end of November 2014 as agreed with Joint Oil. Current discussions are focused on securing the first slot of the rig that an operator is bringing into Tunisia in August 2014. Sonde is also progressing in parallel discussions with a rig provider as a result of the rig tender Sonde launched earlier in the year with specific focus on schedule and availability to meet the timing required for the drilling of the Fisal-1 well.

•
Unitization and Plan of Development - The Tunisian Direction Generale de L’Energie ("DGE") requested that the parties involved in the Zarat development submit to the DGE, for review and approval, the final draft of the Unitization Agreement by the first week of October 2013 and the Unit Plan of Development no later than December 31, 2013. Working with Joint Oil and ETAP, the Company finalized the draft Unitization Agreement and submitted it to the DGE before the deadline. The Company also proposed a new plan of development for Zarat based on an FPSO concept development which will allow for the re-injection of produced gases into the reservoir during the first phase of production, resulting in a more cost effective development that deals with inert gases and allows the expedited receipt of liquids sales proceeds. The second phase of the development calls for the in situ extraction and injection of inert gases in the reservoir and the transportation of sales gas to shore for further processing and sale to the Tunisian gas market. Both the Unitization Agreement and the Unit Plan of Development are currently under review by the DGE. Further work might be required on the Plan of Development with the holders of the Zarat Permit and ETAP. This will occur, if needed, when the Unitization Agreement is executed by all of the parties involved.

•
Exploratory Well Obligations - As discussed in "Contingencies and commitments" below, on December 24, 2012 the Company received an extension of the first phase of the exploration period under the EPSA to December 23, 2015 and on December 20, 2013 received an extension to November 30, 2014 on drilling the first exploratory well, Fisal-1. Preparations are well underway for the drilling of the Fisal-1 well with long lead items procured and ready for delivery by early July 2014.

•
The Inert and Acid Gas Initiative - In June, 2012, the DGE announced an initiative for the Gulf of Gabes operators offshore Tunisia to study options for sequestration of carbon dioxide and other inert and acid gases (which comprise a high percentage of all known oil and gas accumulations in the Gulf of Gabes, including the Joint Oil Block) to allow the currently stranded high inert content gas to be developed commercially and brought to the Tunisian market. This initiative will ensure that the Zarat Development and other developments in the Gulf of Gabes are in accordance with Tunisian regulations and with agreements and commitments with international organizations such as the Kyoto Accord on greenhouse gas emissions. The first phase of the study was completed during the year ended December 31, 2013 and work on the second phase of the study, which identifies the various options for inert and acid gas processing and CO2 sequestration, was completed in March 2014. In addition to the work that the consortium is completing to find a global solution for inert and acid gas in the Gulf of Gabes, the potential negative impact of the presence of high inerts in the Zarat Field has been significantly decreased due to the proposed Plan of Development discussed above, which contemplates the re-injection of produced inert and acid gas into the reservoir for the first seven years.

Western Canada

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee Energy Ltd. ("Marquee") whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee ("the Marquee Transaction"). As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders during the year ended December 31, 2013.

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Strategy
As a result of the Marquee Transaction, the Company no longer generates cash flow from petroleum and natural gas sales, and the Company no longer has a credit facility. As such, the Company must fund operations from working capital, new financings, farm-outs or property dispositions. Additional capital from such sources may not be accessible on terms and conditions or at a time acceptable to the Company, and there is material risk that the Company will exhaust its working capital prior to the execution of new financings, farm-outs or property dispositions. See "Contingencies and commitments", "Substantial capital requirements", "Liquidity and capital resources" and "Liquidity risk" for further discussion regarding the Company's obligations and working capital position.

North Africa
Sonde has one clearly defined primary objective - the exploration and development of the Joint Oil Block. The divestiture of substantially all of the Company's Western Canadian assets has provided Sonde with the necessary capital and focus to advance the preparation for drilling the Fisal-1 well and to further define the Hadaf exploration prospect in Libyan waters.

During the fourth quarter of 2013, Sonde completed the acquisition of 200 square kilometers of 3D seismic covering the Hadaf prospect. Data processing has been completed and the interpretation of the processed data is currently under way. Sonde plans to drill the Fisal-1 exploration well during 2014 to further de-risk the Joint Oil Block exploration plays and to provide an enticing value proposition to potential partners. The Company is actively pursuing a strategic partner or other sources of funding for the Joint Oil Block.

Western Canada

The Company’s remaining Western Canadian oil and gas assets are primarily prospective undeveloped land positions in the Duvernay (44,021 acres net) and Wabamun (53,489 acres net) plays in West Central and Northern Alberta. The Company is currently evaluating strategic alternatives with respect to its Western Canada assets.

Contingencies and commitments

(a)	North Africa EPSA and exploratory well extension

The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, and the Company has provided a corporate guarantee to a maximum of US$30.0 million (March 31, 2013 - US$45.0 million) to secure its minimum work program obligations. The potential cost of drilling the three wells could exceed US$120.0 million.

On December 24, 2012, Joint Oil approved the amendment to the EPSA allowing for the extension of the first phase of the exploration period under the EPSA to December 23, 2015. The extension provided for the drilling of three exploration wells, one each year, due December 23, 2013, December 23, 2014 and December 23, 2015. On December 20, 2013, the Company reached an agreement with Joint Oil to extend the drilling deadline of the first exploration well required under the EPSA, Fisal-1, from December 23, 2013 to November 30, 2014 (the "Agreement"). The Agreement required Sonde to deliver to Joint Oil a Confirmed Standby Letter of Credit ("Letter of Credit") in the amount of US$15.0 million by no later than January 10, 2014. Sonde met this requirement during the three months ended March 31, 2014. As a result of funding the Letter of Credit, $16.9 million of the Company's cash and cash equivalents is classified as restricted cash, and the Company's corporate guarantee has been reduced from US$45.0 million to US$30.0 million.

The Agreement allows Sonde to use the restricted cash to meet its payables in respect of the Fisal-1 well if it is drilled by November 30, 2014. If Sonde does not drill the Fisal-1 well on or before November 30, 2014, Joint Oil shall have the right to draw US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA.

(b)	Commitments and financial liabilities

At March 31, 2014, the Company has committed to future payments over the next five years and thereafter, as follows:

(CDN$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Accounts payable and accrued liabilities	3,784	—	—	—	—	—	3,784
Stock based compensation liability	242	—	—	—	—	—	242
North Africa exploration commitments	33,165	16,583	—	—	—	—	49,748
Office rent payable	1,119	1,507	1,513	1,513	1,528	5,751	12,931
	38,310	18,090	1,513	1,513	1,528	5,751	66,705

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(c)	Litigation and claims

The Company is not involved in any claims or litigation. The Company maintains insurance, which in the opinion of the Company, is sufficient to address any future claims as to matters insured.

Substantial capital requirements

The Company may make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future and the Company has significant work commitments in connection with the EPSA in North Africa.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations and/or prospects.

The Company's financial statements contain a "going concern" note based on developments involving the Company's potential inability to meet its three exploratory well obligation in respect of the Joint Oil Block, unitization, the potential approval of a new unit plan of development which will allow for the re-injection of produced gases into the reservoir and drilling rig availability.

The uncertainty associated with the development of the Joint Oil Block may adversely affect the Company's ability to secure financing for these commitments through a farm-out, strategic partner, or sale process.

Liquidity and capital resources

(CDN$ thousands)	March 31 2014	December 31 2013
Cash and cash equivalents	11,301	33,950
Accounts receivable	647	6,055
Current portion of prepaid expenses and deposits	552	882
Accounts payable and accrued liabilities	(3,784)	(10,135)
Stock based compensation liability	(242)	(326)
Working capital surplus	8,474	30,426

(1)	This table includes both continuing and discontinued operations.

At March 31, 2014, the Company had $11.3 million in cash and cash equivalents and $16.9 million in restricted cash (December 31, 2013 - $34.0 million in cash and cash equivalents and $0.2 million in restricted cash, March 31, 2013 - $16.8 million in cash and cash equivalents and no restricted cash). During the three months ended March 31, 2014 US$15 million of the Company's cash and cash equivalents was classified as restricted as a result of posting the Confirmed Standby Letter of Credit discussed previously.

If Sonde does not drill the Fisal-1 well on or before November 30, 2014, Joint Oil shall have the right to draw US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA. This would limit the Company's ability to meet its capital requirements if alternative funding was not immediately available. The Company has launched a revitalized marketing campaign for the Joint Oil Block seeking either a partner, external funding or both for the Zarat field development and the Joint Oil Block exploration commitments. See "Contingencies and commitments" for further discussion regarding the Company's commitments for capital expenditures as at March 31, 2014.

In 2013 cash flow was augmented by non-core asset dispositions and the Marquee Transaction. As a result of the completion of the Marquee Transaction, the Company's $25.0 million demand revolving credit facility (“Credit Facility A”) was cancelled during the year ended December 31, 2013. Credit Facility A was secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. All security over the assets has been released.

As at March 31, 2014, the Company had working capital of $8.5 million (December 31, 2013 - $30.4 million, March 31, 2013 - $15.1 million) and had issued four letters of credit for $0.3 million (December 31, 2013 - four letters of credit for $0.3 million, March 31, 2013 - $0.2 million).

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General and administrative expenses

	Q1	Q4	Q1
(CDN$ thousands, except where otherwise noted)	2014	2013	2013
Gross general and administrative expense	2,190	4,940	3,630
Capitalized general and administrative expense	(465)	(1,616)	(806)
	1,725	3,324	2,824
General and administrative expense ($/boe)	—	20.65	15.24

For the three months ended March 31, 2014, gross general and administrative (“G&A”) expenses decreased to $2.2 million from $4.9 million during the three months ended December 31, 2013 and from $3.6 million during the three months ended March 31, 2013. The decrease in G&A during the three months ended March 31, 2014 was due to decreased professional fees and wages as a result of the completion of the Marquee Transaction, which led the Company to reduce its staffing requirements.

Gross G&A for the three months ended March 31, 2014 consisted of $0.5 million related to North Africa and $1.7 million related to Western Canada administration and corporate head office costs. Gross G&A for the three months ended December 31, 2013 consisted of $0.9 million related to North Africa and $4.0 million related to Western Canada administration and corporate head office costs. Gross G&A for the three months ended March 31, 2013 consisted of $0.7 million related to North Africa and $2.9 million related to Western Canada administration and corporate head office costs.

Capital expenditures and dispositions

	Q1	Q4	Q1
(CDN$ thousands)	2014	2013	2013
Continuing operations
North Africa	3,892	4,483	769
Corporate Assets	4	(22)	(54)
	3,896	4,461	715
Discontinued operations	319	(16,188)	847
Net capital expenditures	4,215	(11,727)	1,562

	Q1	Q4	Q1
(CDN$ thousands)	2014	2013	2013
Exploration and evaluation	3,427	3,550	79
Drilling and completions	—	(4)	126
Plants, facilities and pipelines	323	747	519
Land and lease	49	389	236
Capital well workovers	—	(51)	259
Capitalized general and administrative expenses	465	482	806
Capital expenditures	4,264	5,113	2,025
Western Canada dispositions	—	(16,550)	(296)
Exploration and evaluation impairment, charged to exploration expense	(49)	(290)	(167)
Net capital expenditures	4,215	(11,727)	1,562

North Africa

During the three months ended March 31, 2014 the Company completed seismic acquisition covering the Hadaf prospect in Libyan waters, resulting in capital expenditures of $0.2 (three months ended December 31, 2013 - $3.5 million). The Company is currently analyzing the results of the seismic program. This seismic data acquisition comprised a portion of the 2013 work commitments under the EPSA.

During the three months ended March 31, 2014 the Company acquired long lead items related to the Fisal-1 exploration well, resulting in capital expenditures of $3.2 million (three months ended December 31, 2013 - nil).

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Western Canada

During the three months ended March 31, 2013, the Company disposed of property, plant and equipment, primarily in the Montney play of Central Alberta, with a net book value of $5.9 million, and the related exploration and evaluation assets with a net book value of $2.6 million, for total net proceeds of $6.1 million, resulting in a loss of $2.4 million.

On December 31, 2013 the Company completed the Plan of Arrangement with Marquee whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee.

Share based compensation

	Q1	Q4	Q1
(CDN$ thousands)	2014	2013	2013
Stock option expense	43	1,362	307
Stock unit award expense	(84)	96	26
Restricted share unit expense	—	(77)	(23)
Share based compensation	(41)	1,381	310

Share based compensation gain for the three months ended March 31, 2014 was $0.04 million compared to share based compensation expense of $1.4 million for the three months ended December 31, 2013 and $0.3 million for the three months ended March 31, 2013. The decrease in share based compensation during the three months ended March 31, 2014 was due to higher than normal stock option expense during the three months ended December 31, 2013. Stock option expense was higher than normal during the three months ended December 31, 2013 due to the vesting of all outstanding options and adjustments to the number of and exercise price of all outstanding stock options as a result of the Marquee Transaction.

Income taxes

At March 31, 2014, the Company had an estimated $221.8 million in tax pools (December 31, 2013 - $215.4 million) including $154.1 million in non-capital losses (December 31, 2013 - $151.2 million) that are available for future deduction against taxable income. Non-capital losses expire in the years 2026 – 2033.

(CDN$ thousands)	March 31 2014	December 31 2013
Canadian oil and gas property expense	9,449	9,400
Undepreciated capital costs	14,970	14,850
Foreign exploration expense	12,441	9,013
Non-capital losses	154,100	151,245
Capital losses	30,094	30,094
Share issue costs and other	748	748
	221,801	215,350

Share capital

As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders, resulting in a reduction to share capital of $16.9 million and the consolidation of all outstanding common shares on a 0.9 for 1 basis during the three months ended December 31, 2013. As at May 8, 2014, the Company had 56,071,313 common shares and 3.8 million stock options issued and outstanding.

(CDN$ thousands)	March 31, 2014		December 31, 2013
	Number (thousands)	Amount	Number (thousands)	Amount
Opening common shares outstanding and share capital	56,071,313	352,946	56,071,313	369,892
Marquee common share distribution pursuant to the Marquee Transaction	—	—	—	(16,946)
	56,071,313	352,946	56,071,313	352,946

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Credit risk

As at March 31, 2014 the Company’s allowance for doubtful accounts was $2.2 million, of which $0.5 million related to Western Canada (December 31, 2013 - $2.2 million, of which $0.5 million related to Western Canada).
This amount is partially offset by $1.8 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2013 - $1.8 million).

The Company considers all amounts greater than 90 days to be past due. As at March 31, 2014, $0.5 million of accounts receivable are past due, all of which are considered to be collectible (December 31, 2013 - $0.7 million). The Company’s credit risk exposure is as follows:

(CDN$ thousands)	March 31 2014	December 31 2013
Western Canada joint interest billings	647	3,899
Revenue accruals and other receivables	—	2,155
Accounts receivable - discontinued operations	647	6,054
Restricted cash	16,859	213
Cash and cash equivalents	11,301	33,950
Maximum credit exposure	28,807	40,217

Foreign exchange risk

The Company’s foreign exchange risk denominated in US dollars is as follows:

(US$ thousands)	March 31 2014	December 31 2013
Cash and cash equivalents	4,055	10,997
Restricted cash	15,000	200
Foreign denominated financial assets	19,055	11,197

North Africa payables	2,186	3,675
Foreign denominated financial liabilities	2,186	3,675

These balances are exposed to fluctuations in the Canadian and U.S. dollar exchange rate. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk, assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- one cent is insignificant. This analysis assumes all other variables remain constant.

Liquidity risk

The Company generally relies on a combination of cash flow from operating activities and credit facility availability to fund its capital requirements and to provide liquidity for all operations. As a result of the Marquee Transaction, the Company no longer generates cash flow from petroleum and natural gas sales, and the Company no longer has a credit facility. As such, subsequent to December 31, 2013, the Company must fund operations from working capital, new financings, farm-outs or property dispositions.

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure. In addition, during the period beginning January 1, 2014 and ending March 31, 2014, there were no changes to the Company’s internal controls that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

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Discontinued operations

Production

	Q1	Q4	Q1
Commodity	2014	2013	2013
Natural gas (mcf/d)	—	7,082	7,934
Crude oil (bbls/d)	—	456	549
Natural gas liquids (bbls/d)	—	133	188
Total production (boe/d) (6:1)	—	1,769	2,059

	Q1	Q4	Q1
Region	2014	2013	2013
Southern Alberta (boe/d)	—	1,521	1,738
Central Alberta (boe/d)	—	136	190
Other Western Canada (boe/d)	—	112	131
Total production (boe/d) (6:1)	—	1,769	2,059

(1)	All production is attributed to discontinued operations.

For the three months ended March 31, 2014, production averaged nil boe/d, compared to 1,769 boe/d for the three months ended December 31, 2013 and 2,059 boe/d for the three months ended March 31, 2013. The decrease in production during the three months ended March 31, 2014 compared to the three months ended December 31, 2013 and March 31, 2013 was due to the divestiture of all producing assets as a result of the Marquee Transaction.

Operating netback and funds used for operations

	(CDN$ thousands)			($ per boe)
Three months ended March 31	2014	2013	% change	2014 (3)	2013	% change (3)
Petroleum and natural gas sales (2)	—	7,249	(100)	—	39.12	—
Transportation (2)	—	(177)	(100)	—	(0.96)	—
Royalties (2)	—	(465)	(100)	—	(2.51)	—
	—	6,607	(100)	—	35.65	—
Operating expense (2)	(45)	(3,626)	(99)	—	(19.57)	—
Well workover expense (2)	—	(592)	(100)	—	(3.19)	—
Operating netback(1)	(45)	2,389	(102)	—	12.89	—
General and administrative	(1,725)	(2,824)	(39)	—	(15.24)	—
Foreign exchange loss	(430)	(43)	900	—	(0.23)	—
Interest and other income	19	23	(17)	—	0.12	—
Interest expense	(6)	(17)	(65)	—	(0.09)	—
Funds used for operations(1)	(2,187)	(472)	(363)	—	(2.55)	—
Changes in non-cash working capital	(2,336)	1	(233,700)	—	0.01	—
Cash used by operating activities	(4,523)	(471)	(860)	—	(2.54)	—

(1)	Non-IFRS measure.

(2)	All operating netback and decomissioning expenditures are attributed to discontinued operations.

(3)	The Company did not have production during 2014. As such, 2014 $ per boe amounts and the % change compared to the comparative period are not applicable.

For the three months ended March 31, 2014, funds used for operations was $2.2 million compared to funds used for operations of $0.5 million for the same period in 2013. The increase in funds used for operations is attributed to the Marquee Transaction, which resulted in a 100% reduction in operating netback, partially offset by a 39% decrease in general and administrative expense.

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Petroleum and natural gas sales

	Q1	Q4	Q1
(CDN$ thousands, except where otherwise noted)	2014	2013	2013
Petroleum and natural gas sales
Natural gas	—	2,575	2,354
Crude oil	—	3,144	3,929
Natural gas liquids	—	672	966
Transportation	—	(174)	(177)
Royalties	—	(643)	(465)
Realized loss on commodity derivatives	—	—	—
Total	—	5,574	6,607
Average sales price (including commodity derivatives)
Natural gas ($/mcf)	—	3.99	3.30
Crude oil ($/bbl)	—	75.72	79.58
Natural gas liquids ($/bbl)	—	55.74	57.03
Average sales price ($/boe)	—	39.70	39.12
AECO 5a ($/mcf)	—	3.06	3.13
Edmonton Light ($/bbl)	—	96.93	87.71

(1)	All petroleum and natural gas sales are attributed to discontinued operations.

For the three months ended March 31, 2014, petroleum and natural gas sales, net of transportation and royalties, was nil, compared to $5.6 million for the three months ended December 31, 2013 and $6.6 million for the three months ended March 31, 2013. The decrease in sales during the three months ended March 31, 2014 compared to the three months ended December 31, 2013 and the three months ended March 31, 2013 was due to the divestiture of all producing assets as a result of the Marquee Transaction.

Royalties

	Q1	Q4	Q1
(CDN$ thousands, except where otherwise noted)	2014	2013	2013
Royalties
Crown	—	472	251
Freehold and overriding	—	171	214
Total	—	643	465
Royalties per boe ($)	—	3.98	2.51
Average royalty rate (%)	—	10.0	6.6

(1)	All royalties are attributed to discontinued operations.

For the three months ended March 31, 2014, natural gas and liquids royalties were nil, compared to $0.6 million or 10% of total petroleum and natural gas sales during the three months ended December 31, 2013 and $0.5 million or 6.6% of total petroleum and natural gas sales during the three months ended March 31, 2013. The decrease in natural gas and liquids royalties during the three months ended March 31, 2014 compared to the three months ended March 31, 2013 is due to the divestiture of all producing assets as a result of the Marquee Transaction.

Operating and well workover expense

Combined operating and well workover expenses during the three months ended March 31, 2014 were nil, compared to $2.3 million or $14.03 per boe during the three months ended December 31, 2013 and $4.2 million or $22.76 per boe during the three months ended March 31, 2013. The decrease in operating and well workover expenses was due to the divestiture of all producing assets as a result of the Marquee Transaction.

Depletion, depreciation and impairment

For the three months ended March 31, 2014, depreciation was $0.08 milion, compared to depletion and depreciation of $2.5 million or $15.00 per boe during the three months ended December 31, 2013 and $2.5 million or $13.69 per boe during the three months ended March 31, 2013.

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The calculation of depletion and depreciation excluded nil (December 31, 2013 – $53.1 million, March 31, 2013 - $56.5 million) related to exploration and evaluation assets, primarily comprised of the Company’s North Africa asset.

The decrease in depletion and depreciation during the three months ended March 31, 2014 compared to the three months ended December 31, 2013 and March 31, 2013 was due to the divestiture of all depletable assets as a result of the Marquee Transaction.

An impairment test is performed on capitalized property plant and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist. During the three months ended March 31, 2014, Sonde recorded an impairment of $0.3 million to reflect the decrease of future Western Canada production to nil (three months ended December 31, 2013 - $0.9 million, three months ended March 31, 2013 - nil).

Quarterly financial summary

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
($ thousands except per share and production amounts)	2014	2013	2013	2013	2013	2012	2012	2012
Production
Natural gas (mcf/d)	—	7,082	8,244	7,423	7,934	8,940	8,757	9,665
Crude oil and natural gas liquids (bbl/d)	—	589	654	622	737	761	695	745
Total (boe/d)	—	1,769	2,028	1,858	2,059	2,251	2,155	2,356

Petroleum & natural gas sales (1)	—	5,574	6,483	6,071	6,607	6,792	5,631	5,487
Net loss from continuing operations	(5,410)	(9,179)	(3,037)	(3,057)	(4,916)	(3,195)	(1,179)	(23,003)
Net loss from continuing operations per share – basic and diluted (2)	(0.10)	(0.16)	(0.05)	(0.05)	(0.09)	(0.06)	(0.02)	(0.41)
Net loss (3)	(5,743)	(39,407)	(4,399)	(4,857)	(5,412)	(3,870)	(2,073)	(28,030)
Net loss per share – basic and diluted (3)	(0.10)	(0.70)	(0.08)	(0.09)	(0.10)	(0.07)	(0.04)	(0.50)
Funds (used for) from operations (3) (4)	(2,187)	(18)	1,191	593	(472)	123	494	(1,267)
Funds (used for) from operations per share – basic and diluted (3) (4)	(0.04)	—	0.02	0.01	(0.01)	—	0.01	(0.02)

(1)	Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation. All petroleum and natural gas sales relate to discontinued operations.

(2)	All per share amounts presented in this table were calculated using the number of common shares outstanding on a post 0.9 for 1 consolidation basis (56,071,313 common shares).

(3)	Includes both continuing operations and discontinued operations.

(4)	Non-IFRS measures.

Significant factors and trends that have impacted the Company’s results during the above periods include:

•	the divestiture of all producing properties as a result of the Marquee Transaction;

•	past divestitures;

•	changes in production, product mix and commodity pricing; and

•	the Company’s ability to replace existing production and add incremental production in prior periods.
On January 1, 2014, the Company adopted IFRIC 21 - "Levies"; the adoption of which did not have a material impact on the Company's Financial Statements.
Please refer to the other sections of this MD&A for the detailed discussions on changes for the three months ending March 31, 2014.

Additional information

Additional information relating to the Company, including the Company’s annual information form, is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Sonde Resources Corp., Suite 3100, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.sonderesources.com.

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